Lightspeed Announces Third Quarter 2022 Financial Results
Third quarter revenue grew 165% YoY to $152.7M
Third quarter GTV grew 124% YoY to $20.4B
Third quarter organic subscription and transaction-based revenue growth of 74% YoY

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, February 2, 2022, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three-and nine-month periods ended December 31, 2021.
Third Quarter Financial Highlights
(All comparisons are relative to the three-month period ended December 31, 2020 unless otherwise stated):
•Total revenue of $152.7 million, an increase of 165%
•Subscription revenue of $68.6 million, an increase of 123%
•Transaction-based revenue of $75.8 million, an increase of 249%
•Net Loss of ($65.5) million as compared to a net loss of ($42.7) million. After adjusting for certain items such as acquisition-related costs and share-based compensation, Adjusted Loss[1] was ($9.9) million, or ($0.07) per share[1], an improvement to (6.5)% of revenue[1] from (15.9)%
•Adjusted EBITDA[1] loss of $(7.1) million, representing (4.7)% of revenue[1] versus (11.4)%
•At December 31, 2021, Lightspeed had ~$1 billion in unrestricted cash and cash equivalents

In the quarter, Lightspeed completed the acquisition of Ecwid. The table below distinguishes certain quarterly financial measures and key performance indicators between Lightspeed's traditional operations and those of this newly acquired company.

Q3 Summary	Lightspeed	Ecwid	Consolidated

Total revenue ($M)	$144.9	$7.8	$152.7
GTV ($B)[2]	$19.8	$0.6	$20.4
Customer Locations[2]	~159,000	~156,000	~315,000
ARPU [2]	$290	$16	$155

The Company separately announced today that the Lightspeed board of directors has appointed current president JP Chauvet to Chief Executive Officer, effective immediately. In this role, Mr. Chauvet will directly lead Lightspeed's continued growth and strategic development and execution. Founder and long-time CEO Dax Dasilva will continue to serve Lightspeed in the newly-created role of Executive Chair of the board of directors. As Executive Chair, Mr. Dasilva will work with Mr. Chauvet and the Board to set the strategic direction of the Company, with a focus on furthering

[1] Non-IFRS measure. See “Non-IFRS Measures” and the reconciliation to the most directly comparable IFRS measure included in this press release
[2] Key Performance Indicator. See “Key Performance Indicators”
[3] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable quarter, such acquisition's contributions in the current quarter are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable quarter.

Lightspeed’s business advocacy and global sustainability initiatives through stakeholder outreach, customer advocacy, corporate social responsibility (CSR) and Diversity, Equity and Inclusion (DEI) initiatives. Additionally, in connection with this transition, Patrick Pichette, current Chair, will become the Board’s Lead Independent Director. Please refer to the press release issued today for further details.

“Powered by Lightspeed's leading omni-channel capabilities our customers showed exceptional resilience, growing at almost twice the industry average[4].” said JP Chauvet, CEO of Lightspeed. “Lightspeed's modern cloud-based platform continues to drive tremendous value for merchants in our target verticals, as evidenced by our strong GTV performance in the quarter."

“Lightspeed had another strong quarter, achieving organic growth in software and transaction based revenue of 74%” said Chief Financial and Operations Officer Brandon Nussey. “The diversity of our customer base and multiple growth levers in our business model continue to serve us well and give us confidence in the long term durability of our growth model.”

Operational Highlights
•Total revenue of $152.7 million was up 165% year-over-year due in part to a combination of strong organic[3] growth and $25.9 million in revenue from the recent acquisitions of Vend, NuORDER and Ecwid.

•Subscription and transaction-based revenue grew 175% year-over-year to $144.4 million due in part to a combination of strong organic growth and the recent acquisitions of Vend, NuORDER and Ecwid. Organic growth in subscription and transaction-based revenues was 74% year-over-year.

•Subscription revenue increased 123% year-over-year to $68.6 million and was assisted by the recent acquisitions of Ecwid, NuORDER, and Vend and the growing number of Customer Locations, which totaled approximately 315,000 at the end of the quarter, an increase of 174% year-over-year. When excluding the impact from our recent acquisition of Ecwid, Customer Locations grew to over 159,000 from almost 115,000 in the same quarter last year. Growth in subscription revenue was also assisted by an increased number of customers adopting multiple software modules.

•Transaction-based revenue of $75.8 million grew by a total of 249% year-over-year. The strong performance was a result of continued growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. For the payments solutions in respect of which Lightspeed acts as principal, the dollar volumes processed increased over 300% to $2.2B from $0.6B in the same period last year and the Customer Locations using them increased by 195%. The recent acquisition of Vend also contributed to increased transaction-based revenue.

•The monthly ARPU of our Customer Locations grew to approximately $290 compared to approximately $180 in the same quarter last year after excluding the recent acquisition of Ecwid. When including the impact of Ecwid on the quarter, whose approximately 156,000 Customer Locations carry a lower ARPU, monthly ARPU was approximately $155 per Customer Location.
[3] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable quarter, such acquisition's contributions in the current quarter are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable quarter.
[4] U.S.-based Lightspeed retail customers saw Same-Store GTV grow 35% in 2021 compared to 2020 versus the industry average sales growth of 18%. Same-Store GTV compares the GTV of global Lightspeed locations that were fully operational for the period of January 1st until December 31st in both calendar 2020 and 2021. Industry averages were sourced from the latest available 2021 U.S. Census data. Please refer to our press release dated January 12, 2022 for more details.

•For the quarter, Lightspeed delivered GTV of $20.4 billion up 124% year-over-year. Omni-channel retail GTV grew by 115% whereas hospitality GTV grew by 137%. Organic GTV growth was 53% year-over-year, with organic omni-channel retail GTV growing at 36% and organic hospitality GTV growing at 79%.

•As of December 31, 2021, $5.3 million of merchant cash advances were outstanding, up 13% from the previous quarter.

•Adjusted EBITDA in the quarter was $(7.1) million versus $(6.6) million in the same quarter last year. As a percent of revenues, Adjusted EBITDA was (4.7)% versus (11.4)% for the same quarter last year. Operating expenses such as sales and marketing, research and development and general and administrative declined as a proportion of revenue in this quarter versus the same quarter last year as the Company recognized the benefits of increased scale.

•After the quarter, the Company announced the appointments of internationally-recognized technology entrepreneurs Nathalie Gaveau and Dale Murray to its board of directors, bringing extensive knowledge of the European and Asia-Pacific markets to an already distinguished board.

Financial Outlook

Lightspeed's core business drivers continue to perform well with Customer Locations, software adoption and GTV growth all supportive of the Company's longer-term opportunity. In the near term, with the growing share of transaction-based revenue within the revenue mix, seasonality is expected to become a bigger influence on quarterly revenue, particularly in the Company's fourth quarter. The near-term financial outlook incorporates the seasonal impact of transaction-based revenue and uncertainties in the macro environment including the ongoing effects of the COVID-19 pandemic, including the Omicron variant. Despite these challenges, the Company expects to deliver strong year-over-year growth for the fourth quarter. Having regard to these factors, Lightspeed expects revenue and Adjusted EBITDA to be in the following ranges:

Fiscal 2022
•Revenue of $540 - $544 million, increasing previous outlook of $520-$535 million.
•Adjusted EBITDA loss of approximately ($45) million in line with previous outlook of ($40) to ($45) million, or approximately (8)% as a percentage of revenue.
This annual guidance implies the following for the fourth quarter:
Fourth Quarter 2022
•Revenue of $138 - $142 million.
•Adjusted EBITDA loss of approximately ($20) million, or approximately (14)% as a percentage of revenue.

The Company continues to believe that an organic subscription and transaction-based revenue growth rate[5] of 35% to 40% per annum is achievable.

[5] Financial outlook, please see the section entitled “Long-Term Financial Outlook” in this press release for the assumptions, risks and uncertainties related to Lightspeed’s target growth rate and “Forward Looking Statements".

When calculating the Adjusted EBITDA included in our financial outlook for the fourth quarter of FY2022, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to the resurgence of the virus; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our Customer Locations in line with our planned levels; revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of Lightspeed Payments which competes with the solutions offered by some of these referral partners); customers adopting our payments processing solutions having an average GTV at or above that of our planned levels; future uptake of our payments processing solutions remaining in line with past rates and expectations; our ability to price our payments processing solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions beyond North American customers; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to foreign exchange rates. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus or any variants or mutations in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout of our payments solutions; our reliance on a small number of suppliers for parts of the technology in Lightspeed Payments; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

Long-Term Financial Outlook
Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:

•Continuation of favorable economic conditions in our core geographies and verticals, including relatively elevated consumer confidence, disposable income and employment.
•The COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets.
•Customer adoption of our payments solutions in line with past rates and expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payment processing solutions in line with our expectations.
•Our ability to achieve success in the continued expansion of our payments solutions beyond North American customers.
•Revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of Lightspeed Payments, which competes with the solutions offered by some of these referral partners).
•Long-term growth in ARPU of 10% or more per year, including growth in subscription ARPU, in line with past rates and expectations, driven by customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.
•Our ability to price solutions and modules in line with our expectations.
•Growth in Customer Locations in line with past rates and expectations, including continued organic growth in Customer Locations of approximately 15% per year.
•Our ability to successfully integrate acquired companies and to derive expected benefits from such acquisitions.
•Our ability to attract, develop and retain key personnel.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discount and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.

Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•The COVID-19 pandemic, including the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses, payment deferrals and delayed purchase decisions.
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Other macroeconomic factors affecting SMBs.
•Our ability to implement our growth strategy.
•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our ability to continue the acceleration of the global rollout of our payments solutions.
•Our reliance on a small number of suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Litigation and regulatory compliance.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.

•Our expectation to continue pursuing acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve profitability on our intended timeline or at all.

See also the section entitled “Forward-Looking Statements” in this press release.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, February 3, 2022. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.

An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on February 3, 2022, until 11:59 p.m. Eastern Time on February 10, 2022, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three-and nine-month periods ended December 31, 2021 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE:LSPD) (TSX:LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures
The information presented herein includes certain financial measures such as "Adjusted EBITDA", "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss", "Adjusted Loss per Share (EPS)", and "Adjusted Cash Flows Used in Operating Activities". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our revenue.
"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery).
"Adjusted Loss as a percentage of revenue" is calculated by dividing our Adjusted Loss by our revenue.
"Adjusted Loss per Share (EPS)" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery) divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs, the payment of restructuring costs and payments related to litigation provisions net of amounts received as insurance and indemnification proceeds.
See the financial tables below for a reconciliation of the non-IFRS financial measures.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. For greater clarity and consistent with how we have historically calculated ARPU, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. In light of the acquisition of NuORDER, the definition of Customer Locations was adjusted during the three months ended September 30, 2021 to include brands with direct or indirect paid subscriptions.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our gross margins and future profitability, our expected acquisition outcomes and synergies, and the future impact of the COVID-19 pandemic is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Brandon Nussey
Chief Financial and Operations Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except share and per share amounts, unaudited)
	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Revenues
Subscription	68,589	30,797	177,888	79,576
Transaction-based	75,839	21,732	197,315	47,430
Hardware and other	8,248	5,082	26,611	12,327

	152,676	57,611	401,814	139,333

Direct cost of revenues
Subscription	19,164	9,304	51,535	20,518
Transaction-based	43,949	10,146	115,610	23,850
Hardware and other	10,562	4,857	33,149	11,361

	73,675	24,307	200,294	55,729

Gross profit	79,001	33,304	201,520	83,604

Operating expenses
General and administrative	21,655	20,765	67,013	35,794
Research and development	32,005	16,382	84,313	38,262
Sales and marketing	55,308	28,056	149,271	63,893
Depreciation of property and equipment	1,315	758	3,204	1,609
Depreciation of right-of-use assets	2,078	956	5,711	2,655
Foreign exchange loss	327	778	582	1,548
Acquisition-related compensation	19,012	2,258	30,058	9,663
Amortization of intangible assets	25,851	7,960	65,661	16,769
Restructuring	—	—	197	—

Total operating expenses	157,551	77,913	406,010	170,193

Operating loss	(78,550)	(44,609)	(204,490)	(86,589)

Net interest income (expense)	1,029	(67)	1,974	(500)

Loss before income taxes	(77,521)	(44,676)	(202,516)	(87,089)

Income tax expense (recovery)
Current	96	20	821	118
Deferred	(12,125)	(2,045)	(29,421)	(4,974)

Total income tax recovery	(12,029)	(2,025)	(28,600)	(4,856)

Net loss	(65,492)	(42,651)	(173,916)	(82,233)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(2,251)	8,070	(6,376)	21,039
Change in net unrealized loss on cash flow hedging instruments	415	—	(530)	—

Total other comprehensive income (loss)	(1,836)	8,070	(6,906)	21,039

Total comprehensive loss	(67,328)	(34,581)	(180,822)	(61,194)

Net loss per share – basic and diluted	(0.44)	(0.39)	(1.25)	(0.83)

Weighted average number of Common Shares – basic and diluted	148,171,635	109,563,572	139,283,453	99,007,423

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars, unaudited)	As at
	December 31, 2021	March 31, 2021
Assets	$	$

Current assets
Cash and cash equivalents	966,659	807,150
Trade and other receivables	50,710	24,771
Inventories	4,457	1,573
Other current assets	35,122	24,171

Total current assets	1,056,948	857,665

Lease right-of-use assets, net	27,540	21,206
Property and equipment, net	15,674	8,342
Intangible assets, net	435,913	234,493
Goodwill	2,103,356	971,939
Other long-term assets	20,956	11,504
Deferred tax assets	61	170

Total assets	3,660,448	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	69,894	65,052
Lease liabilities	7,498	5,120
Income taxes payable	6,092	114
Current portion of deferred revenue	62,130	43,116

Total current liabilities	145,614	113,402

Deferred revenue	2,360	2,796
Lease liabilities	24,917	20,558
Long-term debt	29,823	29,770
Accrued payroll taxes on share-based compensation	1,267	3,154
Deferred tax liabilities	3,929	1,356

Total liabilities	207,910	171,036

Shareholders’ equity
Share capital	4,174,745	2,526,448
Additional paid-in capital	86,657	35,877
Accumulated other comprehensive income	2,809	9,715
Accumulated deficit	(811,673)	(637,757)

Total shareholders’ equity	3,452,538	1,934,283

Total liabilities and shareholders’ equity	3,660,448	2,105,319

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars, unaudited)	Nine months ended December 31,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(173,916)	(82,233)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	26,133	3,888
Amortization of intangible assets	65,661	16,769
Depreciation of property and equipment and lease right-of-use assets	8,915	4,264
Deferred income taxes	(29,421)	(4,974)
Share-based compensation expense	66,982	20,957
Share-based compensation impact from replacement awards issued	—	1,120
Unrealized foreign exchange loss	272	405
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(11,095)	(4,633)
Inventories	(2,884)	(149)
Other assets	(22,590)	(10,381)
Accounts payable and accrued liabilities	(2,001)	(11,327)
Income taxes payable	451	2
Deferred revenue	1,727	(5,881)
Accrued payroll taxes on share-based compensation	(2,136)	2,740
Net interest (income) expense	(1,974)	500

Total operating activities	(75,876)	(68,933)

Cash flows from (used in) investing activities
Additions to property and equipment	(8,748)	(1,432)
Acquisition of business, net of cash acquired	(559,450)	(234,345)
Movement in restricted term deposits	344	—
Interest income	4,122	1,639

Total investing activities	(563,732)	(234,138)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	16,925	13,327
Proceeds from issuance of share capital	823,515	332,334
Share issuance costs	(34,135)	(18,874)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(5,088)	(2,763)
Financing costs	(1,445)	(1,250)

Total financing activities	799,772	322,774

Effect of foreign exchange rate changes on cash and cash equivalents	(655)	1,974

Net increase in cash and cash equivalents during the period	159,509	21,677

Cash and cash equivalents – Beginning of period	807,150	210,969

Cash and cash equivalents – End of period	966,659	232,646

Interest paid	704	787
Income taxes paid	687	37

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars, unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss	(65,492)	(42,651)	(173,916)	(82,233)
Share-based compensation and related payroll taxes(1)	21,968	18,370	67,441	33,611
Depreciation and amortization(2)	29,244	9,674	74,576	21,033
Foreign exchange loss(3)	327	778	582	1,548
Net interest (income) expense(2)	(1,029)	67	(1,974)	500
Acquisition-related compensation(4)	19,012	2,258	30,058	9,663
Transaction-related costs(5)	1,017	6,970	8,781	9,156
Restructuring(6)	—	—	197	—
Litigation provisions(7)	(126)	—	1,079	—
Income tax recovery	(12,029)	(2,025)	(28,600)	(4,856)

Adjusted EBITDA	(7,108)	(6,559)	(21,776)	(11,578)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three and nine months ended December 31, 2021, the share-based compensation expense was $29,939 and $66,982, respectively (December 2020 - $9,954 and $22,077), and the related payroll taxes were a recovery of $7,971 and an expense of $459, respectively (December 2020 - expenses of $8,416 and $11,534).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2021, net loss includes depreciation of $2,078 related to right-of-use assets, interest expense of $305 on lease liabilities, and excludes an amount of $2,039 relating to rent expense ($956, $253, and $1,022, respectively, for the three months ended December 31, 2020). For the nine months ended December 31, 2021, net loss includes depreciation of $5,711 related to right-of-use assets, interest expense of $916 on lease liabilities, and excludes an amount of $6,022 relating to rent expense ($2,655, $745, and $2,848, respectively, for the nine months ended December 31, 2020).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of non-ordinary course litigation matters, net of amounts covered by insurance and indemnifications.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss	(65,492)	(42,651)	(173,916)	(82,233)
Share-based compensation and related payroll taxes(1)	21,968	18,370	67,441	33,611
Amortization of intangible assets	25,851	7,960	65,661	16,769
Acquisition-related compensation (2)	19,012	2,258	30,058	9,663
Transaction-related costs(3)	1,017	6,970	8,781	9,156
Restructuring(4)	—	—	197	—
Litigation provisions(5)	(126)	—	1,079	—
Deferred income tax recovery(6)	(12,125)	(2,045)	(29,421)	(4,974)

Adjusted Loss	(9,895)	(9,138)	(30,120)	(18,008)
See footnotes below the next table

Reconciliation from IFRS to Non-IFRS Results (continued)
(Unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss per Share - basic and diluted	(0.44)	(0.39)	(1.25)	(0.83)
Share-based compensation and related payroll taxes(1)	0.15	0.17	0.48	0.34
Amortization of intangible assets	0.17	0.07	0.47	0.17
Acquisition-related compensation (2)	0.13	0.02	0.22	0.10
Transaction-related costs(3)	0.01	0.06	0.06	0.09
Restructuring(4)	0.00	0.00	0.00	0.00
Litigation provisions(5)	0.00	0.00	0.01	0.00
Deferred income tax recovery(6)	(0.08)	(0.02)	(0.21)	(0.05)

Adjusted Loss per share - Basic and Diluted	(0.07)	(0.08)	(0.22)	(0.18)

Weighted average number of Common Shares (basic and diluted)	148,171,635	109,563,572	139,283,453	99,007,423
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three and nine months ended December 31, 2021, the share-based compensation expense was $29,939 and $66,982, respectively (December 2020 - $9,954 and $22,077), and the related payroll taxes were a recovery of $7,971 and an expense of $459, respectively (December 2020 - expenses of $8,416 and $11,534).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of non-ordinary course litigation matters, net of amounts covered by insurance and indemnifications.
(6)Unlike Adjusted Net Loss and Adjusted Net Loss per Share which we presented in previous quarters, Adjusted Loss adjusts Net Loss and Adjusted Loss per Share adjusts Net Loss per Share for deferred income tax recovery. We believe these adjustments provide more useful metrics to our stakeholders than Adjusted Net Loss and Adjusted Net Loss per Share given that the majority of our deferred income tax expense (recovery) arises due to our acquisitions and not ordinary course operations.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended December 31,		Nine months ended December 31,

	2021	2020	2021	2020
	$	$	$	$

Cash flows used in operating activities	(48,236)	(54,143)	(75,876)	(68,933)
Payroll taxes related to share-based compensation(1)	1,751	1,033	4,797	735
Acquisition-related compensation (2)	3,673	—	7,093	7,263
Payment of assumed transaction costs from recent acquisitions(3)	112	31,366	540	31,366
Transaction-related costs(4)	3,798	2,001	11,237	2,916
Restructuring(5)	—	—	1,089	—
Litigation provisions (6)	1,487	—	(288)	—

Adjusted Cash Flows Used in Operating Activities	(37,415)	(19,743)	(51,408)	(26,653)

(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge
(6)These amounts represent the cash inflow and outflow of provisions taken, and other costs such as legal fees incurred, in respect of non-ordinary course litigation matters, net of amounts received as insurance and indemnification proceeds.

Reconciliation from IFRS to Non-IFRS Results (continued)
The following table outlines share-based compensation and the related payroll taxes, transaction-related costs associated with the company's acquisitions and capital raises as well as litigation provisions and other costs incurred in respect of non-ordinary course litigation matters, net of amounts covered by insurance and indemnifications, included with these expenses in the results of operations.

(In thousands of US dollars, except percentages, unaudited)	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Gross profit	79,001	33,304	201,520	83,604
% of revenue	51.7%	57.8%	50.2%	60.0%
add: Share-based compensation and related payroll taxes	1,202	1,329	4,196	2,367

Non-IFRS gross profit	80,203	34,633	205,716	85,971
% of revenue	52.5%	60.1%	51.2%	61.7%

General and administrative expenses	21,655	20,765	67,013	35,794
% of revenue	14.2%	36.0%	16.7%	25.7%
less: Share-based compensation and related payroll taxes	5,467	4,485	15,641	8,051
less: Transaction-related costs	708	6,674	7,877	8,279
less: Litigation provisions	(126)	—	1,079	—

Non-IFRS general and administrative expenses	15,606	9,606	42,416	19,464
% of revenue	10.2%	16.7%	10.6%	14.0%

Research and development expenses	32,005	16,382	84,313	38,262
% of revenue	21.0%	28.4%	21.0%	27.5%
less: Share-based compensation and related payroll taxes	7,226	4,873	19,386	9,898

Non-IFRS research and development expenses	24,779	11,509	64,927	28,364
% of revenue	16.2%	20.0%	16.2%	20.4%

Sales and marketing expenses	55,308	28,056	149,271	63,893
% of revenue	36.2%	48.7%	37.1%	45.9%
less: Share-based compensation and related payroll taxes	8,073	7,683	28,218	13,295
less: Transaction-related costs	309	296	904	877

Non-IFRS sales and marketing expenses	46,926	20,077	120,149	49,721
% of revenue	30.7%	34.8%	29.9%	35.7%